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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69803

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Finance of America Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 East 7th Street, Suite 2350
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Mahon	651-412-2042	pmahon@financeofamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Peter Mahon</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Finance of America Securities LLC</u>_____, as of <u>12/31</u>_____, 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELVIN L BUI
Notary Public
Minnesota
My Commission Expires
Jan 31, 2030

Signature: _____

Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

Finance of America Securities LLC



Financial Statements

December 31, 2025 and 2024



Finance of America Securities LLC



Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Finance of America Securities LLC
St. Paul, Minnesota

Opinion on Financial Statement

We have audited the accompanying statements of financial condition of Finance of America Securities LLC (the "Broker-Dealer") as of December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2023.

BDO USA, P.C.

February 25, 2026

Finance of America Securities LLC

Financial Statements



Finance of America Securities LLC
Statements of Financial Condition
(Dollars in thousands)

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	**$ 1,549**	$ 1,303
Due from affiliate	**—**	24
Prepaid expenses and deposits	**6**	14
Total assets	**$ 1,555**	$ 1,341
Liabilities and member's equity		
Accounts payable, accrued expenses and other liabilities	**$ 174**	$ 194
Due to affiliate	**78**	—
Total liabilities	**252**	194
Commitments and contingencies (Note 7)	**0**	0
Member's equity	**1,303**	1,147
Total liabilities and member's equity	**$ 1,555**	$ 1,341

The accompanying notes are an integral part of these financial statements.



Finance of America Securities LLC

Notes to Financial Statements


1. Organization and Description of Business

Commencing operations on February 17, 2017, Finance of America Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Company that is a wholly-owned subsidiary of Incenter LLC ("Incenter" or "Parent"). Incenter is a Delaware Limited Liability Company that is a direct wholly-owned subsidiary of Finance of America Funding LLC ("FOAF") and an indirect wholly-owned subsidiary of Finance of America Equity Capital LLC ("FOA Equity"). FOAF and FOA Equity are Delaware Limited Liability Companies. The Company operates under the exemption provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) proprietary trading; (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a fixed income securities broker-dealer, which comprises several classes of services, including principal transactions, transaction underwriting, and agency transactions. The Company's current business model focuses on transaction underwriting and regular-way trading of proprietary securities, and thus, some disclosures may not apply for current year's results.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions.

At times, such cash balances and investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Deposit amounts at each institution are insured by the FDIC up to certain limits. At December 31, 2025 and 2024, the Company had $1,514 thousand and $1,269 thousand, respectively, on deposit with Texas Capital Bank, N.A. of which $1,264 thousand and $1,019 thousand, respectively, was in excess of FDIC insured limits. At December 31, 2025 and 2024, the Company had $35 thousand on deposit with US Bank, N.A. ("U.S. Bank") in its custody account.


Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Any profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* ("ASC 820"). There are no securities and derivative positions held by the Company as of December 31, 2025 and 2024.

Securities Purchased Under Agreements to Resell

The Company purchases securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, the Company sells securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at fair value. To mitigate credit exposure, the Company receives collateral with a fair value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. There were no securities purchased under agreements to resell as of December 31, 2025 and 2024.

Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC 815-10-45-5 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Income Taxes

The Company and Incenter are disregarded entities whose operational results are included in the federal and state income tax returns filed by an ultimate parent. No income taxes are allocated to Incenter or to the Company. There is no formal tax-sharing arrangement between the Company, Incenter or the ultimate parent, nor is there any commitment on behalf of the Company to fund any tax liability of either Incenter or the ultimate parent.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision or deferred tax asset or liability will be presented or recognized in these financial statements.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, transaction underwriting and agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations


constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3.   Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non monetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, the required minimum net capital is equal to $250 thousand. At December 31, 2025 and 2024, the Company had net capital under the alternative method of $1,296 thousand and $1,133 thousand, respectively, which was $1,046 thousand and $883 thousand in excess of its minimum required net capital, respectively.

Additionally, the Company also claims the exemption provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to (1) proprietary trading; (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

4.   Fair Value

ASC 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 established a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Following is a description of the three levels:

Level 1   Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2   Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated


by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3   Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in that fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

The Company had no assets or liabilities measured at fair value as of December 31, 2025 and 2024. All other assets and liabilities approximate fair value.

5.   Custodial Arrangement

The Company maintains a custodial relationship with U.S. Bank. The services include, but are not limited to the following:

- The settlement and safekeeping of marketable securities and cash
- Collection of income
- Processing of corporate actions
- Pricing of securities positions
- Recordkeeping and reporting services

Although the Company does not have any intention at this point to terminate the custodial agreement with U.S. Bank prior to the expiration date, the Company and U.S. Bank agreed there would not be a termination fee associated with either party electing to terminate the agreement.

6.   Leases

As of December 31, 2025, the Company does not have an operating lease agreement under which it is the lessee.

7.   Commitments and Contingencies

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer



activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry in general. As of December 31, 2025 and 2024, there were no known legal proceedings.

8. Related Party Transactions

The Company utilizes services provided by affiliates of the Company in the course of its business. Services such as payroll, accounts payable, accounting, compliance, legal and human resources are provided to the Company by these affiliates and billed via an expense sharing agreement on a monthly basis. Additionally, certain employees of the affiliates serve in various roles within the Company. The Company reimburses the affiliates the portion of the employees' direct compensation that is deemed to relate to the Company's operations.

The Company, as necessary, also reimburses its parent for expenses paid on its behalf. As of December 31, 2025 and 2024, the Company had a related party payable of $78 thousand and receivable of $24 thousand, respectively, due to or due from affiliate.

Revolving Facility

On March 22, 2018, the Company entered into a revolving credit Agreement with FOA Equity, which had an original maturity date of April 1, 2019, and renews for successive 90 day periods unless either party gives notice to terminate the agreement. Under the terms of the revolving credit agreement, the Company may borrow funds from FOA Equity for an aggregate principal amount of up to $7,000 thousand. The revolving credit agreement accrues interest at an annual interest rate of LIBOR + 350 basis points. As of December 31, 2025 and 2024, there were no borrowings outstanding under the revolving credit agreement.

9. Subsequent Events

The Company has evaluated subsequent events from the date of the financial statements of December 31, 2025 through February 25, 2026, the date these financial statements were issued.